Management’s Discussion and Analysis as at October 27, 2009

The following Management’s Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with the Company’s interim consolidated financial statements for the three and nine month periods ended September 30, 2009, the interim consolidated financial statements and MD&A for the three and six month period ended June 30, 2009 and the three month period ended March 31, 2009, and the MD&A and the consolidated financial statements for the year ended December 31, 2008.

All amounts are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except where otherwise noted.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry in Canada through its 50 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, midstream, refining, petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, for the best value.  Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units.  This infrastructure enables us to provide our customers with the products they need on a same day or overnight basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing, logistics and project expediting capabilities. Our branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company’s shares trade on the TSX (“CFT”) and NASDAQ (“CFK”) stock exchanges.  Smith International Inc., a major oilfield service company based in the United States, owns approximately 55% of the Company’s shares.

Business and Operating Strategy

The Company is pursuing the following strategies to grow its business profitably:

•

Expand the reach and market share serviced by our distribution network.  We are focusing our sales efforts and product offering on servicing complex, multi-site needs of large and emerging customers in the energy sector.  On June 1, 2009, the Company acquired a western Canadian oilfield equipment distributor. The Acquired Business operated 23 supply stores across the western Canadian sedimentary basin of which 17 locations were proximate to existing CE Franklin supply stores and have been integrated. The remaining 6 locations extended the market reach of our distribution network. In 2009, our Fort St. John and Lloydminster branches moved to larger locations to support long term growth.  In 2008, we continued to invest in our distribution network by opening a branch operation in Red Earth, Alberta and by expanding our facilities at five existing branch operations.  In the spring of 2008, we successfully completed the move to our new 153,000 square foot Distribution Centre and nine acre pipe yard located in Edmonton, Alberta which positions us to service our growing distribution network.  Organic growth is expected to be complemented by selected acquisitions.

•

Expand our production equipment service capability to capture more of the product life cycle requirements for the equipment we sell such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management. This will differentiate our service offering from our competitors and deepen our relationship with customers.  In the first quarter of 2009, we opened a valve actuation centre at our Distribution Centre, to service our customers’ valve automation requirements. In the third quarter of 2009, flow control and process control products were added to our automation product line.

•

Focus on the oil sands and industrial project and MRO business by leveraging our existing supply chain infrastructure, product and project expertise. The Company is expanding its product line, supplier relationships and expertise to provide the automation, instrumentation and other specialty products that these customers require.

Business Outlook

Natural gas prices continued to deteriorate during the third quarter with North American production capacity and inventory levels dominating demand.  The only significant gas capital expenditure activities are focused on the emerging shale gas plays in north eastern British Columbia.  Conventional and heavy oil economics are reasonable at current price levels leading to moderate activity in eastern Alberta and south eastern Saskatchewan.  Conventional oil and gas industry activity in western Canada, as measured by well completions and the average drilling rig count, is down approximately 60% from the prior year period.  These trends are expected to continue to subdue demand for the Company’s products for the balance of 2009 and into 2010.  Oil sands project announcements are beginning to gain momentum with the recovery in oil prices and capital markets. Approximately 60% of the Company’s sales are driven by our customers’ capital project expenditures.

The oilfield supply industry continues to struggle with too much inventory complicated by declining revenues.  Competitor pricing is erratic, particularly with tubular and line pipe products and is expected to continue to pressure the company’s gross profit margins.

For the balance of 2009 and into 2010, sales levels and sales margins are expected to decline compared to 2008.  The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategy initiatives.  Over the medium to longer term, the Company is confident its strong financial and competitive position will enable profitable growth of its distribution network by expanding product lines, supplier relationships and capability to service additional oil and gas and industrial end use markets.

Operating Results

The following table summarizes CE Franklin’s results of operations:

(in millions of Cdn. dollars except per share data)
	Three Months Ended September 30				Nine Months Ended September 30
	2009		2008		2009		2008

Sales	$ 94.1	1.0%	$ 149.3	1.0%	$ 344.0	1.0%	$ 386.2	1.0%
Cost of sales	(7,670.0)	(0.8)%	(12,150.0)	(0.8)%	(28,270.0)	(0.8)%	(31,240.0)	(0.8)%
Gross profit	1,740.0	0.2%	2,780.0	0.2%	6,130.0	0.2%	7,380.0	0.2%

Selling, general and administrative expenses	(1,700.0)	(0.2)%	(1,850.0)	(0.1)%	(4,970.0)	(0.1)%	(5,210.0)	(0.1)%
Foreign exchange gain (loss)	10.0	0.0%	(10.0)	(0.0)%	10.0	0.0%	(10.0)	(0.0)%

EBITDA(1)	50.0	0.0%	910.0	0.1%	1,170.0	0.0%	2,160.0	0.1%
Amortization	(60.0)	(0.0)%	(0.6)	(0.0)%	(170.0)	(0.0)%	(1.8)	(0.0)%
Interest	(30.0)	(0.0)%	(0.2)	(0.0)%	(70.0)	(0.0)%	(0.8)	(0.0)%
Income (loss) before taxes	(0.4)	(0.0)%	8.3	0.1%	9.3	0.0%	19.0	0.0%
Income tax (expense) recovery	60.0	0.0%	(2.6)	(0.0)%	(250.0)	(0.0)%	(6.0)	(0.0)%
Net income	0.2	0.0%	5.7	0.0%	6.8	0.0%	13.0	0.0%

Net income per share
Basic	$ 0.01		$ 0.31		$ 0.38		$ 0.71
Diluted	$ 0.01		$ 0.31		$ 0.38		$ 0.70

Weighted average number of shares outstanding (000's)
Basic	17,647		18,254		17,795		18,290
Diluted	17,908		18,495		18,036		18,674

(1)EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net income is provided within the table above. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

Third Quarter Results

Net income for the third quarter of 2009 was $0.2 million, down from $5.7 million in the third quarter of 2008. Third quarter sales were $94.1 million, a decrease of $55.2 million (37%) compared to the third quarter of 2008 as well completions declined 65% and rig counts declined 56% compared to 2008 levels.   Capital project business for the third quarter comprised 51% of total sales (2008 – 58%), and decreased $38.2 million (44%) from the prior year period due to declines in conventional oilfield and oil sands activity. Gross profit for the third quarter was down $10.4 million with gross profit margins consistent with the prior year period. Selling, general and administrative expenses decreased by $1.5 million for the quarter compared to the prior year period. Excluding the $0.8 million ($0.2 million after tax) cost associated with the implementation of a cash settlement mechanism for the Company’s stock option program in the third quarter and $0.7 million of costs associated with the integration of the second quarter acquisition of an oilfield supply competitor (“the Acquired Business”), selling, general and administrative costs decreased by $3.0 million (16%) compared to the prior year period as compensation, selling and marketing costs have been managed to a lower level in response to the reduced oil and gas industry activity levels. The Acquired Business expanded the Company’s store network from 44 to 50 locations adding $14 million of sales and $0.8 million of operating expenses to the third quarter. The weighted average number of shares outstanding during the third quarter decreased by 0.5 million shares (3%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s normal course issuer bid. Net income per share (basic) was $0.01 in the third quarter of 2009, down $0.30 from that earned in the third quarter 2008.

Year to Date Results

Net income for the first nine months of 2009 was $6.8 million, down $6.2 million from the first nine months of 2008. Sales were $344.0 million, a decrease of $42.2 million (11%) compared to the first nine months of 2008.   Capital project business for the first nine months of 2009 comprised 58% of total sales (2008 – 56%), and decreased $17.2 million (8%) from the prior year period due to decreased conventional oilfield sales offset partially by increased oil sands sales. Gross profit for the first nine months was down $12.5 million with margins reducing by 1.3% from the prior year period. The decrease is a result of the increase in lower margin oil sands sales and increased competitive pressure. Selling, general and administrative expenses decreased by $2.5 million for the first nine months compared to the prior year period as compensation, selling and marketing costs have been managed to a lower level in response to the reduced oil and gas industry activity levels offset by increased costs associated with the expansion of the Company’s store network resulting from the Acquired Business. Costs to complete the integration of the Acquired Business were $1.5 million. The weighted average number of shares outstanding during the first nine months of the year decreased by 0.5 million shares (3%) from the prior year period principally due to shares purchased in 2009 for cancellation pursuant to the Company’s normal course issuer bid. Net income per share (basic) was $0.38 in the first nine months of 2009, down $0.33 (46%) from the first nine months of 2008.

A more detailed discussion of the Company’s third quarter results from operations is provided below:

Sales

Sales for the quarter ended September 30, 2009 were $94.1 million, a decrease of $55.2 million (37%) compared to the quarter ended September 30, 2008, as detailed above in the “Third Quarter Results” discussion.

(in millions of Cdn. $)
	Three months ended Sept 30				Nine months ended Sept 30
	2009		2008		2009		2008
End use sales demand:	$	%	$	%	$	%	$	%
Capital projects	48.4	51	86.6	58	199.5	58	216.8	56
Maintenance, repair and operating supplies (MRO)	45.7	49	62.7	42	144.5	42	169.4	44
Total sales	94.1	100	149.3	100	344.0	100	386.2	100

Note: Capital project end use sales are defined by the Company as consisting of tubulars and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively; MRO Sales are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a good general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drives well completion requirements.  The relative level of oil and gas commodity prices are a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. Well completion, rig count and commodity price information for the three and nine months ended September 30, 2009 and 2008 are provided in the table below.

	Q3 Average		%	YTD Average		%
	2009	2008	change	2009	2008	change

Gas - Cdn. $/gj (AECO spot)	$2.97	$7.78	(1%)	$3.79	$8.65	(1%)
Oil - Cdn. $/bbl (Synthetic Crude)	$73.99	$122.84	(0%)	$65.93	$115.65	(0%)

Average rig count	178	407	(1%)	197	360	(0%)

Well completions:
Oil	822	1,826	(1%)	2,198	4,068	(0%)
Gas	646	2,370	(1%)	4,491	7,330	(0%)
Total well completions	1,468	4,196	(1%)	6,689	11,398	(0%)
Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – CAODC; Well completion data – Daily Oil Bulletin

Sales of capital project related products were $48.4 million in the third quarter of 2009, down $38.2 million (44%) from the third quarter of 2008 due to decreased conventional oilfield and oil sands activity. Total well completions decreased by 65% in the third quarter of 2009 and the average working rig count decreased by 56% compared to the prior year period. Gas wells comprised 44% of the total wells completed in western Canada in the third quarter of 2009 compared to 56% in the third quarter of 2008. Spot gas prices ended the third quarter at $3.69 per GJ (AECO) an increase of 24% from the third quarter average price. Oil prices ended the third quarter at $74.91 per bbl (Synthetic Crude) an increase of 1% from the third quarter average price. Continued depressed oil and gas prices are expected to lead to reduced industry cash flow, access to capital and capital expenditure economics, which in turn is expected to decrease demand for the Company’s products through the remainder of 2009 and into 2010.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales.  MRO product sales for the quarter ended September 30, 2009 decreased by $17.0 million (27%) to $45.7 million compared to the quarter ended September 30, 2008 and comprised 49% of the Company’s total sales (2008 – 42%).

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided to its customers and the focus on the emerging oil sands capital project and MRO sales opportunities. Sales results of these initiatives to date are provided below:

	Q3 2009		Q3 2008		YTD 2009		YTD 2008
Sales ($millions)	$	%	$	%	$	%	$	%
Oilfield	87.9	93	126.4	92	282.3	82	349.4	94
Oil sands	3.4	4	18.8	4	54.4	16	24.9	3
Production services	2.8	3	4.1	4	7.3	2	11.9	3
Total sales	94.1	100	149.3	100	344.0	100	386.2	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $87.9 million for the third quarter of 2009, down 30% from the third quarter of 2008. This decrease was driven by the 65% decrease in well completions compared to the prior year period. The impact on sales of decreased industry activity was partially offset by $14 million of sales contributed during the quarter by the Acquired Business.

Sales to oil sands end use applications decreased to $3.4 million in the third quarter compared to $18.8 million in the third quarter of 2008. The decrease in sales was mainly due to the reduction in project activity during the third quarter. The Company continues to position its sales focus, Distribution Centre and Fort McMurray branch to penetrate this emerging market for capital project and MRO products.

Production service sales were $2.8 million in the third quarter of 2009 compared to $4.1 million in the third quarter of 2008 as customers deferred maintenance activities in the face of challenging commodity prices.

Gross Profit

	Q3 2009	Q3 2008	YTD 2009	YTD 2008

Gross profit (millions)	$ 17.4	$ 27.8	$ 61.3	$ 73.8
Gross profit margin as a % of sales	18.5%	18.6%	17.8%	19.1%

Gross profit composition by product sales category:
Tubulars	3%	18%	6%	11%
Pipe, flanges and fittings	27%	23%	33%	24%
Valves and accessories	20%	14%	19%	18%
Pumps, production equipment and services	13%	15%	11%	16%
General	37%	30%	31%	31%
Total gross profit	100%	100%	100%	100%

Gross profit was $17.4 million in the third quarter of 2009, and gross profit margins were 18.5%, a decrease of $10.4 million from the prior year third quarter with margin % consistent quarter over quarter. The most significant change in gross profit composition in the third quarter of 2009 compared to the third quarter of 2008 was the reduction in tubular gross profit contribution. Tubular sales and margins in 2009 have been affected by depressed drilling activity and an excess supply of inventory compared to the third quarter of 2008 when sales and margins were high due to product cost inflation and tight product supply conditions. The increase in general products gross profit composition reflects the increase in MRO end use sales by 7% to 49% of total sales in the quarter, compared to the prior year period.

Selling, General and Administrative (“SG&A”) Costs

	Q3 2009		Q3 2008		YTD 2009		YTD 2008
($millions)	$	%	$	%	$	%	$	%
People costs	9.3	55	10.5	57	28.0	56	29.9	57
Selling costs	2.4	14	2.7	15	6.0	13	7.0	13
Facility and office costs	3.4	20	3.3	18	10.1	20	9.4	18
Other	1.9	11	2.0	10	5.6	11	5.8	12
SG&A costs	17.0	100	18.5	100	49.7	100	52.1	100
SG&A costs as % of sales	18%		12%		14%		14%

SG&A costs decreased by $1.5 million (8%) in the third quarter of 2009 compared to the prior year period. Excluding one-time costs of $0.8 million ($0.2 million after tax) associated with the implementation of a cash settlement mechanism to the Company’s stock option plan during the quarter and $0.7 million of acquisition integration costs, SG&A costs were down $3.0 million (16%) compared to the prior year period.

The stock option plan cash settlement mechanic was implemented to provide the Company increased flexibility to manage share dilution while resourcing the plan on a tax efficient basis. The cash settlement option requires the Company to record a current obligation equal to the positive difference between the Company’s stock price and the stock option exercise price. Stock option obligations were previously recorded as a credit to shareholders’ equity – contributed surplus using the Black Scholes valuation model.

The integration of the Acquired Business was completed at a total integration cost of $1.5 million of which $0.7 million was incurred in the third quarter. The acquisition has increased the Company’s store network by 6 locations and employee base by 42. Operating costs associated with the acquired store locations (excluding integration costs) were $0.7 million in the third quarter.

People costs decreased by $1.2 million during the third quarter compared to the prior year period due to a 5% reduction in employees during the quarter (15% year to date) and lower incentive compensation costs, partially offset by the cost of employees added from the Acquired Business. Selling costs were down $0.3 million from the prior year period due to lower commission based sales and discretionary expenses. Facility and office costs increased marginally over the prior year period as higher lease costs associated with the expansion of the Company’s store network, were partially offset by lower utility costs.

The Company leases 40 of its 50 branch locations as well as its corporate office in Calgary and Edmonton Distribution Centre. Six branch locations are owned and four are operated by agents. The Company continues to take steps to reduce its variable and fixed costs to adjust to lower industry activity levels while maintaining service capacity and advancing strategic initiatives.

Amortization Expense

Amortization expense of $0.6 million in the third quarter of 2009 was comparable to the third quarter of 2008.

Interest Expense

Interest expense of $0.3 million in the third quarter of 2009 was comparable to the third quarter of 2008.

Foreign Exchange (Gain) Loss

Foreign exchange (gains) and losses were nominal at a $0.1 million gain in the third quarter of 2009 and a $0.1 million loss in the third quarter of 2008. Management of the Company’s foreign exchange exposures has contributed to this result despite significant exchange rate volatility experienced in both 2008 and the first nine months of 2009.

Income Tax Expense

The Company’s effective tax rate, for the third quarter of 2009 was 146.1%, compared to 31.2% in the third quarter of 2008.  The change in effective tax rates reflects the impact of implementing the stock option cash settlement mechanism during the third quarter.  Stock option expense was previously non-deductible for income tax purposes.  Additionally, non-deductible items had a greater impact on the effective tax rate in the third quarter of 2009 due to the decrease in pre-tax income compared to the prior year period.  Substantially all of the Company’s tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. dollars except per share data)
Unaudited	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	2007	2008	2008	2008	2008	2009	2009	2009

Sales	$ 11,230.0	$ 14,060.0	$ 9,640.0	$ 14,930.0	$ 16,120.0	$ 14,070.0	$ 10,910.0	$ 9,410.0

Gross profit	20.4	27.1	19.0	27.8	33.9	26.4	17.5	17.4
Gross profit %	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%

EBITDA	5.1	10.2	2.3	9.1	14.3	9.5	1.7	0.5
EBITDA as a % of sales	0.0%	0.1%	0.0%	0.1%	0.1%	0.1%	0.0%	0.0%

Net income	2.4	6.3	1.0	5.7	8.8	6.0	0.6	0.2
Net income as a % of sales	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%

Net income per share
Basic	$ 0.13	$ 0.34	$ 0.05	$ 0.31	$ 0.48	$ 0.33	$ 0.04	$ 0.01
Diluted	$ 0.13	$ 0.34	$ 0.05	$ 0.31	$ 0.47	$ 0.33	$ 0.03	$ 0.01

Net working capital(1)	134.7	117.4	114.9	123.1	142.8	153.2	137.0	131.1
Bank operating loan(1)	44.3	21.8	18.4	20.9	34.9	40.2	25.3	21.3

Total well completions	5,026	4,595	2,607	4,392	6,971	3,947	1,274	1,468

(1)Net working capital and bank operating loan amounts are as at quarter end.

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company.  Sales levels typically drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically out paces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature.  Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan) and bank operating loan borrowing levels follow similar seasonal patterns as sales.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s net working capital, capital expenditures required to maintain its operations, and growth capital expenditures.

As at September 30, 2009, borrowings under the Company’s bank operating loan were $21.3 million, a decrease of $13.6 million from December 31, 2008.  Borrowing levels have decreased due to the Company generating $10.3 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $19.8 million reduction in net working capital excluding the impact of the cash settled options and inventory additions related to the acquisition of the Acquired Business. This was offset by $2.3 million in capital and other expenditures, $11.3 million related to the acquisition of the oilfield equipment distributor and $2.9 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s Normal Course Issuer Bid (“NCIB”). The acquisition post closing adjustments were complete and the final payment was made in the third quarter.

Net working capital was $131.1 million at September 30, 2009, a decrease of $11.7 million from December 31, 2008.  Accounts receivable decreased by $36.1 million (36%) to $64.4 million at September 30, 2009 from December 31, 2008 due to the decrease in sales in the third quarter partially offset by an increase in days sales outstanding (“DSO”). DSO in the third quarter of 2009 was 57 days compared to 51 days in the fourth quarter of 2008 and 57 days in the third quarter of 2008. DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance.  Inventory decreased by $15.0 million at September 30, 2009 from December 31, 2008.

Including the $10.5 million of inventory from the Acquired Business inventory was down $25.5 million (21%) from year end levels. Inventory turns for the third quarter of 2009 decreased to 2.9 times compared to 4.2 times in the fourth quarter of 2008 and 5.6 times in the third quarter of 2008.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.  The Company plans to adjust its investment in inventory as the Acquired Business is integrated and to align with anticipated lower industry activity levels and compressed supplier lead times in order to improve inventory turnover efficiency.  Accounts payable and accrued liabilities decreased by $41.2 million (50%) to $42.1 million at September 30, 2009 from December 31, 2008, responsive to the decreased activity levels.

Capital expenditures in the third quarter of 2009 were $0.7 million, compared to $0.3 million in the prior year period. The majority of the expenditures in 2009 have been directed towards branch facility expansions.

The Company has a 364 day bank operating loan facility in the amount of $60.0 million arranged with a syndicate of three banks that matures in July 2010.  The loan facility bears interest based on floating interest rates and is secured by a general security agreement covering all assets of the Company.   The maximum amount available under the facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average debt to 3.0 times trailing twelve month EBITDA.  As at September 30, 2009, the Company’s average debt to EBITDA ratio was 1.1 times (September 30, 2008 – 1.0 times) which provides a maximum borrowing ability of $60 million under the facility.  As at September 30, 2009, the ratio of the Company’s debt to total capitalization (debt plus equity) was 13% (September 30, 2008 – 14%).

Long term debt was reduced by $0.2 million during the quarter to $0.3 million in consideration for the settlement of a JEN Supply post closing acquisition adjustment.

Contractual Obligations

There have been no material changes in off-balance sheet contractual commitments since December 31, 2008.

Capital Stock

As at September 30, 2009 and 2008, the following shares and securities convertible into shares were outstanding:

(millions)	September 30, 2009	September 30, 2008
	Shares	Shares
Shares outstanding	17.6	18.2
Stock options	1.2	1.3
Share units	0.5	0.2
Shares outstanding and issuable	19.3	19.7

The weighted average number of shares outstanding during the third quarter 2009 was 17.6 million, a decrease of 0.6 million shares from the prior year’s third quarter due principally to the purchases of common shares under its NCIB and to resource share unit obligations. The diluted weighted average number of shares outstanding was 17.9 million, a decrease of 0.6 million shares from the prior year’s third quarter.

The Company has established an independent trust to purchase common shares of the Company on the open market to resource share unit obligations.  There were no common shares acquired in the third quarter of 2009. For the nine months ended September 30, 2009 there were 75,000 common shares acquired by the trust at an average cost per share $5.23. (Three and nine months ended September 30, 2008 – 100,095 and 200,095 at an average cost per share of $9.22 and $8.23 respectively). As at September 30, 2009, the trust held 354,683 shares (September 30, 2008 – 243,892 shares).

A stock option cash settlement mechanic was introduced during the third quarter which allows the Company to manage share dilution while resourcing its long term incentive compensation plan on a tax efficient basis. The Company’s intention is to settle stock option exercises with cash going forward.

On January 6, 2009, the Company announced a NCIB to purchase for cancellation, up to 900,000 common shares representing approximately 5% of its outstanding common shares. As at September 30, 2009, the Company had purchased 530,587 shares at a cost of $2.7 million ($5.14 per share).

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions.  These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances.  New events or additional information may result in the revision of these estimates over time.  A summary of the significant accounting policies can be found in Note 1 to the December 31, 2008 consolidated financial statements.

Change in Accounting Policies

Effective January 1, 2009, the Company adopted section 3064 – Goodwill and Intangible Assets.  The standard addresses the accounting treatment of internally developed intangibles and the recognition of such assets.  The adoption of this Standard has had no impact on the Company.

Transition to International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the basis for financial reporting by Canadian publicly accountable enterprises will change from Canadian GAAP to IFRS effective for January 1, 2011, including the preparation and reporting of one year of comparative figures. This change is part of a global shift to provide consistency in financial reporting in the global marketplace.

Project Structure and Governance

A Steering Committee has been established to provide leadership and guidance to the project team, assist in developing accounting policy recommendations and ensure there is adequate resources and training available. Management provides status updates to the Audit Committee on a quarterly basis.

Resources and Training

CE Franklin’s project team has been assembled and has developed a detailed workplan that includes training, detailed GAAP to IFRS analysis, technical research, policy recommendations and implementation. The project team completed initial training and ongoing training will continue through the project as required. The Company’s Leadership Team and the Audit Committee have also participated in IFRS awareness sessions.

IFRS Progress

The project team is currently assessing the differences between Canadian GAAP and IFRS. A risk based approach has been used to identify significant differences based on possible financial impact and complexity. The significant differences have been identified and the impact to financial reporting, information systems and internal controls over financial reporting is being assessed.  There are a number of IFRS standards in the process of being amended by the IASB and are expected to continue until the transition date of January 1, 2011. The Company is actively monitoring proposed changes.

At this stage in the project, CE Franklin cannot reasonably determine the full impact that adopting IFRS would have on its financial position and future results.

Controls and Procedures

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements.  The President and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the nine months ended September 30, 2009 that have materially affected or are reasonably likely to materially affect the ICFR.  No such changes were identified through their evaluation.

Risk Factors

The Company is exposed to certain business and market risks including risks arising from transactions that are entered into the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions for year ended December 31, 2008 have occurred that would materially change the information disclosed in the Company’s Form 20F.

Forward Looking Statements

The information in this MD&A may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those in under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

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forecasted oil and gas industry activity levels in 2009 and 2010;

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planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

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the Company’s future financial condition or results of operations and future revenues and expenses;

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the Company’s business strategy and other plans and objectives for future operations;

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fluctuations in worldwide prices and demand for oil and gas;

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fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A, except as required by law.

Additional Information

Additional information relating to CE Franklin, including its third quarter 2009 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.